FIRST CLEARING, LLC

Notes to Statement of Financial Condition

December 31, 2015

(Dollars in thousands)

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wells Fargo Advisors, LLC (WFALLC). WFALLC and subsidiaries are owned by Wachovia Securities Financial Holdings, LLC (WSFH), a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are WFALLC and Wells Fargo Advisors Financial Network, LLC (FINET). WFALLC guarantees all the obligations and liabilities of the Company pursuant to a written guarantee.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary activities are those of a clearing broker-dealer for WFALLC, FINET, Wells Fargo Securities, LLC (WFSLLC) and for unaffiliated correspondent broker-dealers. WFALLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom each has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Profit and loss arising from all securities transactions is recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis. Related execution and clearing fees and expenses are recorded on a trade-date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at contracted amounts that approximate

fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased and qualifying securities for the exclusive benefit of customers under the Customer Protection Rule (see Note 3) are recorded at fair value which is determined using quoted market or dealer prices, third-party pricing services, or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles (U.S. GAAP). The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 10).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. (WFIG). Certain states may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2011 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in the year ended December 31, 2015 and there was no accrued interest at December 31, 2015. At December 31, 2015, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and amounts of income and expense for the reporting period. Actual results could differ from those estimates.

(Dollars in thousands)

Other

Other assets consist primarily of accrued revenue, dividends receivable, correspondent broker-dealer receivables and capitalized software, net of accumulated amortization. Accrued expenses and other liabilities consist primarily of vendor payables and dividends payable. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over three years, the expected life of the asset. The Company periodically reviews the estimated useful life of its capitalized software.

(3) Cash and Securities Segregated Under Federal and Other Regulations

The Company is required to segregate funds in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). The Company performs the computation for assets in the proprietary accounts of broker-dealers (PAB) in accordance with the computation set forth in the Customer Protection Rule, so as to enable broker-dealers to include PAB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2015, the Company segregated qualifying securities with a fair value of $699,820 and cash of $377,092 for the exclusive benefit of customers, of which $1,076,837 met the definition of segregated funds pursuant to the Customer Protection Rule. The Company also segregated cash of $84,000 in a special reserve bank account for PAB, under the Customer Protection Rule as of December 31, 2015.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2015, the fair value of this collateral was $9,859,535, of which $3,202,803 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted on the Statement of Financial Condition against the related collateralized liability. The Company receives securities as collateral that are not recognized on the Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets and liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, U.S. GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset or liability.

(Dollars in thousands)

The following table shows the Company's securities financing agreements as of December 31, 2015:

Assets:		
Securities borrowing agreements		
Gross amounts recognized	$	1,113,651
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (1)		1,113,651
Non-cash collateral received not recognized in Statement of Financial Condition (2)		1,079,091
Net amount	$	34,560
Liabilities:		
Securities lending agreements		
Gross amounts recognized	$	2,495,132
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (3)		2,495,132
Non-cash collateral pledged not recognized in Statement of Financial Condition (4)		2,410,346
Net amount	$	84,786

(1) Amount is reported in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.
(2) Represents the fair value of non-cash collateral received under enforceable MSLAs.
(3) Amount is reported in payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.
(4) Represents the fair value of non-cash collateral pledged related to enforceable MSLAs.

(6) Securities Lending Arrangements

The Company's securities financing activities are collateralized transactions. While not a material risk, there is the residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. Credit risk associated with these transactions is subject to many factors such as the liquidity of the collateral and the strength of the counterparties involved. The Company attempts to mitigate these risks by the fact that the majority of the securities financing activities involve highly liquid securities. The Company also monitors the financial strength of the counterparties, the fair value of collateral pledged relative to securities lending contracts and that collateral is properly returned through the clearing and settlement process.

(Dollars in thousands)

The following table provides the underlying collateral types of the gross obligations under securities lending agreements as of December 31, 2015:

	Total Gross Obligation
Securities lending transactions (1)	
U.S. government and agency obligations	$ 136,316
Corporate obligations	562,652
Non-agency mortgage backed securities	503
Equity securities	1,795,661
Total securities lending (2)	$ 2,495,132

(1) Securities lending transactions are conducted under enforceable MSLA that allow either party to terminate the transaction on demand. These transactions are considered continuous obligations.
(2) Amount is reported in payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.

(7) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2015:

Receivable from brokers, dealers and clearing organizations:	
Deposits paid for securities borrowed	$ 1,113,651
Securities failed to deliver	32,301
Receivable from broker-dealers	60,378
Receivable from clearing organizations	151,298
	$ 1,357,628
Payable to brokers, dealers and clearing organizations	
Deposits received for securities loaned	$ 2,495,132
Securities failed to receive	44,844
Payable to broker-dealers	296,733
Payable to clearing organizations	36,146
	$ 2,872,855

(8) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with cash and securities-based lending transactions. Receivable from customers consists primarily of margin and non-purpose loans to customers, customer cash debits and certain other customer receivables associated with brokerage customer transactions conducted at Wells Fargo Bank, N.A. (WFBNA). Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $3,780 as of December 31, 2015.

(Dollars in thousands)

(9) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2015, securities owned and securities sold, not yet purchased consist of the following, at fair value:

		Securities owned		Securities sold, not yet purchased
U.S. government obligations	$	—	$	57
Equity securities		2,778		1,788
Total	$	2,778	$	1,845

(10) Fair Value Measurement

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Securities owned and sold, not yet purchased are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets, where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain equity securities.

For the year ended December 31, 2015, there were no transfers of assets or liabilities between levels.

(Dollars in thousands)

The balances of assets and liabilities measured at fair value by level as of December 31, 2015, are as follows:

	Total	Level 1	Level 2	Level 3
Securities segregated under federal regulations:				
U.S. government obligations	$ 699,820	$ 699,820	$ —	$ —
Securities Owned:				
Equity securities	$ 2,778	$ —	$ 2,778	$ —
Securities sold, not yet purchased:				
U.S. government obligations	$ 57	$ 57	$ —	$ —
Equity securities	1,788	—	1,788	—
Total securities sold, not yet purchased	$ 1,845	$ 57	$ 1,788	$ —

(11) Short-Term Financing

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WSFH. The entire line of credit with WSFH is also available to WFALLC. The Company had a balance outstanding on this line of credit of $100,000 at December 31, 2015 which is included in short-term borrowings on the Statement of Financial Condition. The interest rate on this loan is based on the Federal Funds rate plus 25 basis points.

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WFC. At December 31, 2015, the Company had $1,500 outstanding on this line of credit which is included in short-term borrowings on the Statement of Financial Condition. The interest rate on this loan is based on the one-month LIBOR rate plus 120 basis points.

Short-term borrowings also include $415 in outstanding bank drafts as of December 31, 2015.

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WFALLC. At December 31, 2015, the Company did not have a balance outstanding on this line of credit.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA, an affiliated financial institution. The entire line of credit with WFBNA is collateralized by securities owned by the Company. The entire line of credit with WFBNA is also available to WFALLC. At December 31, 2015, neither the Company nor WFALLC had any balances outstanding on this line of credit.

(Dollars in thousands)

(12) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance. All advances can be made until December 31, 2020 and any outstanding advances are due to be repaid no later than December 31, 2021. For the year ended December 31, 2015, there were no borrowings on this subordinated note.

Borrowings under this subordinated line are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of $2,358,265 which was $2,275,688 in excess of its required minimum net capital of $82,577. At December 31, 2015, the Company's net capital balance was 57.12% of aggregate debit balances.

(14) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Matching contributions are 100% vested.

The 401(k) Plan includes a discretionary profit sharing contributions feature which allows WFC to make a contribution to eligible employees' 401(k) Plan accounts. Profit sharing contributions are vested after three years of service.

(15) Transactions with Related Parties

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations product support and general and administrative support services.

Clearing Services

The Company provides retail clearing services for its affiliates, WFALLC, FINET, and WFSLLC. The Company collects revenues from customers on behalf of WFALLC, FINET, and WFSLLC from which it deducts its retail clearing service fees. At December 31, 2015, the Company owed

(Dollars in thousands)

$189,266 to WFALLC, $17,329 to FINET, and $816 to WFSLLC which are included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to WFALLC and FINET, the Company rebates all interest income earned on margin and non-purpose loan balances of WFALLC and FINET retail customer relationships to WFALLC and FINET net of the interest expense incurred by the Company to finance those margin and non-purpose loans.

The Company entered into securities transactions with affiliates registered as broker-dealers. At December 31, 2015, a payable of $7,796 related to securities failed to receive resulted from these transactions are included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Securities Lending Activities

At December 31, 2015, the Company had $131,311 payable to WFSLLC related to securities loaned, which is included in payable to brokers, dealers and clearing organizations on the Statement of Financial Condition. The Company also had $8,552 due from WFSLLC related to securities borrowed at December 31, 2015, which is included in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

Money Market and Mutual Funds

As of December 31, 2015, the Company has a receivable of $15,540 from WFBNA related to settlement of money market overnight deposit balances. This receivable is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2015, the Company had a payable to WFBNA totaling $241,845 which is included in payable to affiliates in the Statement of Financial Condition.

At December 31, 2015, the Company had $3,733 due from WFC and its affiliates, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $11,065 to WFC and its affiliates, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(16) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. The Company also offers non-purpose loans to its customers. These transactions may expose the Company to significant off-balance-sheet risk in the event margin and other contractual collateral are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin and other contractual collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin and other contractual collateral levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(17) Commitments and Contingent Liabilities

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the

Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2015 related to these indemnification clauses.

(18) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2015 through February 22, 2016, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require recognition or disclosure in the Statement of Financial Condition.